UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 28, 2014

ZILLOW, INC.

(Exact name of registrant as specified in its charter)

Washington (State or other jurisdiction of incorporation or organization)	001-35237 (Commission File Number)	20-2000033 (I.R.S. Employer Identification Number)

1301 Second Avenue, Floor 31, Seattle, Washington (Address of principal executive offices)	98101 (Zip Code)

(206) 470-7000

https://twitter.com/zillow

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

Press Release

On July 28, 2014, Zillow, Inc., a Washington corporation (“Zillow”), and Trulia, Inc., a Delaware corporation (“Trulia”), issued a joint press release announcing the execution of an Agreement and Plan of Merger, among Zillow, Zebra Holdco, Inc., a Washington corporation (“HoldCo”), and Trulia, pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Zillow has agreed to acquire Trulia. A copy of the joint press release is filed as Exhibit 99.1 hereto, and the full text of such press release is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties, including, without limitation, statements regarding Zillow’s proposed acquisition of Trulia; operational and organizational details of the combined company; the way in which the transaction will impact consumers, real estate professionals, and industry partners; the ability of the combined company to innovate; our ability to realize opportunities of scale; the migration of advertising dollars in the real estate sector to online and mobile; the growth rate of Zillow; and our ability to deliver greater return on investment to our advertisers. Statements containing words such as “may,” “believe,” “anticipate,” “expect,” “intend,” “plan,” “project,” “will,” “projections,” “estimate,” or similar expressions constitute forward-looking statements. Such forward-looking statements are subject to significant risks and uncertainties and actual results may differ materially from the results anticipated in the forward-looking statements. Factors that may contribute to such differences include, but are not limited to, the risk that expected cost savings or other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that the businesses may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction will not close, including, but not limited to, due to the failure to obtain shareholder approval or the failure to obtain governmental approval; and the risk that business disruption relating to the merger may be greater than expected. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Additional factors that could cause results to differ materially from those anticipated in forward-looking statements can be found under the caption “Risk Factors” in Zillow’s Annual Report on Form 10-K for the year ended December 31, 2013 and in Zillow’s other filings with the Securities and Exchange Commission. Except as may be required by law, Zillow does not intend, nor undertake any duty, to update this information to reflect future events or circumstances.

Additional Information and Where to Find It

In connection with the proposed transaction, Zillow and Trulia will file a joint proxy statement/prospectus with the Securities and Exchange Commission, and HoldCo will file a Registration Statement on Form S-4 with the Securities and Exchange Commission. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING

THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when they become available) and other documents filed by Zillow and Trulia at the Securities and Exchange Commission’s web site at www.sec.gov. Copies of the registration statement and joint proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, from Zillow’s website, www.zillow.com, under the heading “Investors” in the “About” tab or by contacting Zillow Investor Relations at (206) 470-7137. These documents may also be obtained, without charge, from Trulia’s website, www.trulia.com, under the tab “Investor Relations” or by contacting Trulia Investor Relations at (415) 400-7238.

Participants in Solicitation

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Zillow’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Zillow on April 17, 2014, and information regarding Trulia’s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Trulia on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission (when they become available). These documents can be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99.1	Joint press release dated July 28, 2014 entitled “Zillow Announces Acquisition of Trulia for $3.5 Billion in Stock” issued by Zillow, Inc. on July 28, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 28, 2014	ZILLOW, INC.

	By:	/s/ SPENCER M. RASCOFF
	Name:	Spencer M. Rascoff
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint press release dated July 28, 2014 entitled “Zillow Announces Acquisition of Trulia for $3.5 Billion in Stock” issued by Zillow, Inc. on July 28, 2014.